

Mail Stop 7010

September 18, 2007

Via U.S. mail and facsimile

Mr. Michael J. Castellano
Chief Financial Officer
Lazard Ltd and Lazard Group LLC
30 Rockefeller Plaza
New York, NY 10020

RE: Lazard Ltd Form 10-K for the fiscal year ended December 31, 2006
File No. 001-32492
Lazard Group LLC Form 10-K for the fiscal year ended December 31, 2006
File No. 333-126751

Dear Mr. Castellano:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


LAZARD LTD
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

2. Please revise future filings to include the schedules required by Rule 5-04 of
    Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segments, page 50

3. We note your statement on page 50 that you exclude a discussion of Corporate's
    operating results from your analysis of segment operating results due to its relatively
    minor contribution. However, we also note from your disclosures on page 122 that
    consolidated operating income was significantly impacted by the corporate segment's
    operating income (loss) during each of the periods presented. Please revise your
    business segment MD&A in future filings to include a discussion of corporate
    segment results.

Critical Accounting Policies and Estimates: Revenue Recognition, page 63

4. Please expand your discussion regarding the recognition of performance-based
    incentive fees. Please revise to clarify whether you use Method 1 or Method 2 of
    EITF Topic D-96 to recognize performance-based incentive fees. Please also disclose
    the terms of your performance-based incentive fee arrangements, including:
    *   The measurement periods for these performance fees (monthly, quarterly,
        annually);
    *   When amounts are paid, including whether they are paid at the end of the
        measurement period; and
    *   Whether there are any situations in which you could be required to payback any
        of the incentives after you initially receive them.

Critical Accounting Policies and Estimates: Valuation of Investments, page 64

5. You state that most of your investments included in "long-term investments" are not
    publicly traded, and as a result, are valued based upon management's best estimate.
    Please disclose in greater detail the methods you use to estimate the fair value
    amounts of these investments with no ready market as well as the amount of these
    investments recorded as of each balance sheet date. See paragraphs 12 to 14 of SOP
    94-6 and paragraphs 4.68 to 4.71 of the AICPA Audit and Accounting Guide for
    Brokers and Dealers in Securities. Your disclosures should include the following:
    *   Explanation of each of the models/techniques used to estimate fair value of the
        investments;
    *   Detailed discussion of the material estimates and assumptions used in each of the
        models;

- Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and
- A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on your financial results.

Please also refer to Section 501.14 of the Financial Reporting Codification for guidance. Please also expand your disclosure regarding your determination of the fair value of these investments in the notes to the financial statements.

Consolidated Financial Statements

Consolidated Statements of Financial Condition, page 75

6. Please revise your disclosure in future filings regarding the number of Class A common shares issued and outstanding. It appears that your current disclosure does not take into account the 115,000 shares of Class A common stock held in treasury.

Note 3 – Significant Accounting Policies

Foreign Currency Translation, page 88

7. Please disclose the income statement line item used to record exchange gains and losses on foreign currency transactions and, if material, the amount of such gains/losses. Please refer to paragraph 30 of SFAS 52.

Note 6 – Termination of Strategic Alliance in Italy, page 96

8. We note that you recognized a gain of approximately $14 million as a result of the termination of Lazard Group's strategic alliance with Intesa and the repurchase of Intesa's ownerhip interest. Please tell us in detail how you determined the amount of gain and the authoritative literature relied upon to support your accounting treatment.

Note 7 – Lazard Alternative Investments, page 97

9. We note from your disclosures on page 89 that your long term investments amounted to approximately $122 million as of December 31, 2006 and consist primarily of investments in merchant banking, alternative investment funds and other privately managed investments. Your footnote disclosures on page 97 appear to only quantify and explain approximately $16 million of the $122 million balance. Please tell and revise future filings to more fully describe the investments which comprise the remaining $106 million balance and how they are accounted for.

Note 12 – Commitments and Contingencies, page 100

10. Please tell us and revise future filings to more clearly describe how you have accounted for the indemnification payments received from LFCM related to abandoned lease space in the United Kingdom. For example, please clarify whether you recognize the indemnification payments as a gain when received or you defer recognition of the payments to offset these payments against the cost of abandoned lease facilities over the remaining term of the lease(s). Please also tell us the authoritative literature you relied upon to support your accounting treatment.

Note 20 – Segment Operating Results page 120

11. Since Lazard Group LLC is domiciled in the United States and represents Lazard LTD's primary asset, please revise your geographical disclosures on page 123 in future filings to disclose net revenue and identifiable assets for the United States separate from the rest of North America.

Controls and Procedures, page 125

12. Your statements regarding the effectiveness of your disclosure controls and procedures should not be qualified to indicate that your disclosure controls and procedures were effective in all material respects. Refer to Item 307 of Regulation S-K and Rule 13a-15(e) of the Exchange Act. Please provide us with an example of the revised disclosures you intend to provide in future filings on Form 10-K.

LAZARD GROUP LLC
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

13. Where a comment issued to Lazard Ltd above also affects Lazard Group LLC, please indicate such in your response and provide the requested information specific to Lazard Group LLC. Where we have requested additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like for Lazard Group LLC, separate from Lazard Ltd.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief